April 22, 2022

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C.  20549

Attention: David Gessert

Re:      FS Bancorp, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-264269)

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Bancorp, Inc. (“Company”) hereby respectfully requests acceleration of the effective date of the above-referenced registration statement on Form S-3 to 3:00 p.m., Eastern Daylight Time, on Wednesday, April 27, 2022, or as soon thereafter as is practicable.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to John F. Breyer, Jr. of Breyer & Associates PC, the registrant’s legal counsel at, (703) 883-1100.

Sincerely,

FS BANCORP, INC.

By: /s/Matthew D. Mullet
Name: Matthew D. Mullet
Title: Chief Financial Officer

6920 220th St. SW• Mountlake Terrace WA 98043 • 800.683.0973
fsbwa.com